UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Bequest Bonds I, Inc.

(Exact name of issuer as specified in its charter)

Delaware	99-1995030
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

1255 N Gulfstream Ave, Suite 101, Sarasota, FL 34236

(Full mailing address of principal executive offices)

941-957-9979

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Bequest Bonds I, Inc. – Mid-Year Financial and Operational Update

Bequest Bonds I, Inc. (“The Company”) successfully issued 1,368 bonds, each with a face value of $1,000, resulting in a total capital raise of $1,368,000 from the date of qualification through June 30, 2025. This capital was promptly deployed into income-generating assets, reflecting the Company’s commitment to efficient capital utilization and portfolio diversification.

Of the total funds raised:

●	$861,800 was invested in residential mortgage assets, aligning with the Company’s strategy to generate stable, long-term returns through real estate-backed instruments.

●	$223,687 was allocated to U.S. Government money market exchange-traded funds (ETFs), providing liquidity and capital preservation while earning modest yields.

As of June 30, 2025, the Company reported year-to-date (YTD) revenues of $12,674, primarily derived from interest income on its mortgage investments and returns from its ETF holdings. These revenues were offset by total operating expenses of $65,096, resulting in a net loss of $52,421 for the period.

Key operating expenses included:

●	$12,353 in commissions paid to the Company’s broker-dealer, The Dalmore Group, LLC.

●	$16,250 for a FINRA Notice filing fee.

●	$4,750 for the Company’s 2024 audit services.

Despite the early-stage operating loss, investor interest in Bequest Bonds remains strong. July 2025 has seen continued momentum in bond subscription activity, indicating sustained confidence in the Company’s investment strategy and operational execution.

The Company remains focused on sourcing high-yield, real estate-related investment opportunities and is committed to maintaining timely and accurate monthly bond coupon payments to its investors. This disciplined approach supports the Company’s long-term goal of delivering consistent returns while preserving capital.

Item 2. Other Information

No information to disclose.

Item 3. Financial Statements

Unaudited financial statements at June 30, 2025, are attached.

Item 4. Exhibits

No other Exhibits attached.

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bequest Bonds I, Inc.

Date: August 6, 2025	By:	/s/ Shawn Muneio
		Name:	Shawn Muneio
		Title:	CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shawn Muneio	CEO	August 6, 2025
Shawn Muneio

/s/ Martin Saenz	President	August 6, 2025
Martin Saenz

/s/ P. James Hirchak, Jr.	CFO	August 6, 2025
P. James Hirchak, Jr.

2

Bequest Bonds I, Inc.

Unaudited Financial Statements and Report

June 30, 2025

Bequest Bonds I, Inc.

(Unaudited )

Balance Sheet
As of June 30, 2025

Assets
Cash and cash equivalents	$24,209
Escrow Funds Held at Transfer Agent	$202,400
Interest Receivable	$6,683
Total Current Assets	$233,292
Investments at Cost	$1,085,897
Total Assets	$1,319,189
Liabilities & Stockholders’ Equity Liabilities
Accounts payable and accrued expenses	$28,940
Due to Bequest Legacy Fund I, LLC	$48,750
Total Current Liabilities	$77,690
Total Liabilities	$77,690
Common stock, 75,000 shares authorized; zero shares issued and outstanding; $1,000 par value per share	$1,368,000
Principal Payments on Issued Bonds	$(35,988)
Retained Earnings (Accumulated Deficit)	$(90,513)
Total Stockholders’ Equity	$1,241,499
Total Liabilities & Stockholders’ Equity	$1,319,189

Bequest Bonds I, Inc.

(Unaudited)

Statement of Income

For the period January 1, 2025 through June 30, 2025

REVENUE
Dividend and Interest Income	$12,244
Other Income	$430
Total Revenues	$12,674
Operating Expenses
SEC Filing Fees	$16,750
Legal and Professional Fees	$38,243
Management Fees	$7,500
Interest Expense	$2,553
Total Operating Expenses	$65,046
Net Income (Loss)	$(52,371)

Bequest Bonds I, Inc.

(Unaudited)

Statement of Stockholders’ Equity

For the period January 1, 2025 through June 30, 2025

			Retained
		Additional	Earnings	Total
	Common Stock	Paid-In Capital	(Accumulated Deficit)	Stockholders’ Equity
Balance at December 31, 2024	-	-	$-	$-
Net income (loss)	-	-	$(52,371)	$(52,371)
Balance at June 30, 2025	$-	$-	$(52,371)	$(52,371)

Bequest Bonds I, Inc.

(Unaudited)

Statement of Cash Flows

For the period January 1, 2025 through June 30, 2025

Cash Flows
Cash Flows From Operating Activities
Net income (loss)	$(52,371)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	-
(Increase) decrease in operating assets, net of effects of businesses acquired
Prepaid Expenses	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Related party payables	$22,798
Net Cash Provided by (Used in) Operating Activities	$-
Cash Flows from Investing Activities
Purchase of Investments	$(1,085,487)
Net Cash Provided by (Used in) Investing Activities	-
Cash Flows from Financing Activities
Proceeds from issuance of Bonds	$1,348,000
Net Cash Provided by (Used in) Financing Activities	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, cash equivalents, and restricted cash at beginning of period	$(208,730)
Cash, Cash Equivalents, and Restricted Cash at End of Period	$24,209

Supplemental Cash Flow Information
Cash Paid During the Period for
Interest	$16,734
Income taxes	-

Notes to the Financial Statements

Bequest Bonds I, Inc.

Notes to the Financial Statements
For the period January 1, 2025 through June 30, 2025

1.	Summary of significant accounting policies

a. Nature of operations

Bequest Bonds I, Inc. (the Company) is offering a maximum of $75,000,000 in its Series A Bonds (the “Bonds”) pursuant to this offering circular. The purchase price is $1,000 per Series A Bond with a minimum purchase amount of $1,000.00 (the “Minimum Purchase Amount”); however, the Company, in the Manager’s sole discretion, reserves the right to accept lesser purchase amounts.

The Bonds described in this offering circular will be offered and sold on a continuous basis directly through the websites www.bqfunds.com.

The aggregate initial offering price of the Bonds will not exceed $75,000,000 in any 12-month period, and there is no minimum number of Bonds that need to be sold as a condition of closing this Offering. This Offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering.

An investment in the Company involves numerous risks and uncertainties, including the following:

●	We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to accomplish our business objectives;

●	We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives;

●	We have set the offering price in this Offering arbitrarily and it may not reflect the value of the Bonds;

●	There is no minimum amount required as a condition of our accepting subscriptions and using the funds raised in this Offering.

The Company was originally formed as a Limited Liability Company in the State of Delaware on February 15, 2024. The Company converted to a Delaware Corporation on December 19, 2024.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from January 1, 2025 through June 30, 2025.

Bequest Bonds I, Inc.

Notes to the Financial Statements
For the period January 1, 2025 through June 30, 2025

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurement.

e. Income taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Bequest Bonds I, Inc.

Notes to the Financial Statements
For the period January 1, 2025 through June 30, 2025

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company’s provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

f. Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

Bequest Bonds I, Inc.

Notes to the Financial Statements
For the period January 1, 2025 through June 30, 2025

2.	Stockholders’ equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 75,000 shares with a $1,000 par value per share. As of June 30, 2025, 1,348 shares had been issued.

3.	Operating agreements

The Company has entered into a Management Services Agreement (the “Agreement”) with Bequest Capital, LLC, a related party under common ownership and control. Bequest Capital, LLC and it’s Management Team will control the management of the Company and Bequest Capital, LLC will own 100% of the common shares of the Company and will be entitled to yield extensive influence regarding the Board of Directors. There have been no shares issued to Bequest Capital, LLC to date. The Management Team will consist of Shawn Muneio – Chief Executive Officer and Martin Saenz President. The Board of Directors will consist of three (3) members, as follows: Shawn Muneio, Martin Saenz, P. and James Hirchak, Jr.. Finally, the Investment Committee will consist of five (5) seats, appointed by Bequest Capital, LLC. This committee will be responsible for making all final investment decisions for the capital raised by the fund. The Management Team will employ a dedicated staff of asset managers, analysts, and accountants who have field experience in the intended markets in which the Company seeks to engage.

The Company is dependent on the Management Team to manage operations and acquire and manage the Company’s portfolio of assets. Accordingly, any adverse changes in the financial health of Bequest Capital, LLC, or its affiliates, or our relationship with them could hinder our operating performance and our ability to meet our financial obligations.

The Management Team depends upon the fees and other compensation that it receives in connection with the management of the Company’s assets to conduct its operations. Under the Agreement, the Company will pay the Management Team a fee calculated as an annualized 3% of the total sum of invested monies, calculated as of the last calendar day of the month. If the maximum offering amount is raised and used to acquire assets, the Company estimates that it will pay a management Fee of approximately $2,250,000 annually. Additionally, Bequest Capital, LLC will receive reimbursement in the amount of $45,000 for startup and administrative costs. The Company has entered into a Committed Line of Credit Note with its affiliate, Bequest Legacy Fund I, LLC on April 8, 2024. The revolving line of credit has a drawdown limit of $100,000.00 and is due in one year, although Bequest Legacy Fund I, LLC may demand payment before April 8, 2025. As of this date Bequest Legacy Fund I, LLC has not demanded any repayment on this Credit Note. Interest is accruing at 12.0 percent per annum on all outstanding balances during the term.

Bequest Bonds I, Inc.

Notes to the Financial Statements
For the period January 1, 2025 through June 30, 2025

4.	Commitments and contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

5.	Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company was recently incorporated and has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company’s ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funds via a Regulation A offering. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management’s ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6.	Subsequent events

Offering Proceeds

The Company intends to initiate a Regulation A offering of its shares after March 1, 2025. The Company is authorized to raise $75 million and as of February 11, 2025, the Company has not raised any funds.

Management has executed all related Company documents required to file its application with the US SEC for Reg A securities exemption. The SEC has approved a Qualification Date of February 1, 2025.

Management evaluated all activity of the Company through July 23, 2025 (the issuance date of the unaudited financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.